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                                                       Filed by PhotoMedex, Inc.
      Pursuant to Rule 425 under the Securities Exchange Act of 1933, as amended
                              Subject Company: Surgical Laser Technologies, Inc.
                                                   Commission File No. 000-17919
                                      Conference Call held on September 26, 2002




         Set forth below is the transcript of a conference call held on September 26, 2002 at which representatives of PhotoMedex, Inc. and Surgical Laser Technologies, Inc. discussed and answered questions with respect to the proposed merger of the two companies, as announced in a press release dated September 26, 2002.

Operator:                  Good day everyone and welcome to this PhotoMedex and
                           Surgical Laser Technologies Conference Call. This call is being recorded. At this time for opening remarks and introductions I will turn the call over to the President and Chief Executive Officer of PhotoMedex, Mr. Jeff O'Donnell. Mr. O'Donnell, please go ahead.

Jeff O'Donnell: Thank you. My name is Jeff O'Donnell. I'm the Chief Executive Officer of PhotoMedex. I want to wish all of you a good afternoon. With me today are Dennis McGrath, the Chief Financial Officer and Vice President of PhotoMedex, Mike Stewart, the President and CEO of Surgical Laser Technologies and Davis Woodward, the Chief Financial Officer of Surgical Laser Technologies. First, I'd like Davis, for you to read the Safe Harbor Statement.

Davis Woodward: Yes, thank you. The information provided in this conference call provides forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements' current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

                           The forward-looking statements provided in this conference call include statements about future financial and operating results in the proposed acquisition of Surgical Laser Technologies, Inc., SLT, by PhotoMedex, Inc.

                           The following factors among others could cause actual results to differ materially from those described in the forward looking statements: the risk that SLT's business will not be integrated successfully with that of PhotoMedex, costs related to the merger, failure of the stockholders to approve the merger, risks relating to technology and product development, market acceptance, government regulation and regulatory approval processes, intellectual property rights and litigation, dependence on strategic partners, ability to obtain financing, competitive products and other risks identified in PhotoMedex's and SLT's filings with the SLT.



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                           PhotoMedex and SLT are under no obligation and
                           expressly disclaim any such obligation to update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

                           In connection with the proposed merger, PhotoMedex will file with the Securities and Exchange Commission (or SEC) a registration statement on Form S-4. The registration statement will include a proxy statement of SLT for a meeting of its stockholders to consider and vote upon the proposed merger.

                           The registration statement will also serve as a prospectus of PhotoMedex with respect to the shares of PhotoMedex to be distributed to stockholders of SLT in the proposed transaction. PhotoMedex and SLT will file the proxy statement/prospectus with the SEC as soon as practicable.

                           Investors and security holders are advised to carefully read the proxy statement/prospectus regarding the proposed merger transaction when it becomes available because it will contain important information about PhotoMedex, SLT, the merger and related matters.

                           In addition to the registration statement and proxy statement/prospectus, both PhotoMedex and SLT file annual, quarterly and other reports, proxy statements, registration statements and other information with the SEC. You may read and copy any reports, statements or other information filed by PhotoMedex or SLT at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington D.C., 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

                           Investors and security holders may also obtain a free copy of the proxy statement/prospectus when it is available and other documents filed by the companies at the SEC's website at www.sec.gov. Thank you.

Jeff O'Donnell:            Thank you, Davis. With that said, let's get into the
                           exciting news. This morning we issued a press release announcing the Surgical Laser Technologies merger with PhotoMedex. The purpose of this conference call is to provide you with background on the merger and give you an opportunity to ask questions.

                           The agenda for today's call will be the following:
                           Dennis McGrath will review the details of the agreement announced this morning, I will discuss the strategic advantages of the merger and Mike Stewart will talk about the value that PhotoMedex adds to Surgical Laser Technologies. We will then open it up for questions.

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                           I again will remind everyone that my remarks and the
                           ensuing discussions are based on my vision of the future and therefore actual results could differ materially from those described. I refer you to the full Safe Harbor Statement in today's press release. We will be filing a proxy statement and prospectus with the Securities and Exchange Commission regarding the merger and urge all investors to read it when it is filed.

                           The definitive proxy statement and prospectus should be read before making a decision concerning the merger. This call should not be considered an offer to purchase or promotion to buy or sell shares in PhotoMedex or Surgical Laser Technologies.

                           This morning we were pleased to announce the signing of a definitive agreement, a transaction approved by the Board of the Directors of both companies for PhotoMedex to acquire Surgical Laser Technologies. This is a very important event for PhotoMedex and we wish to take this opportunity to welcome all of the Surgical Laser Technologies staff and shareholders on board.

                           This acquisition will provide SLT the ability to manage and accelerate one of the most important elements in their business strategy, rolling out its contract laser procedure business for doctors' offices, surgical centers and operating rooms, which is currently focused in the southeast section of the United States.

                           Conversely, it gives PhotoMedex the infrastructure needed to launch the XTRAC laser system, once full reimbursement is in place for the procedure in January.

                           I would now like to turn the call over to Dennis McGrath, who will review the details of our exciting transaction.

Dennis McGrath:            Thanks Jeff and good afternoon everyone. I'm pleased
                           to state that PhotoMedex will acquire SLT by merging both companies at an exchange ratio of 1.12
                           PhotoMedex shares for each share of SLT. With the current outstanding shares of SLT at 2.3 million this approximates 2.6 million shares to be issued subject to exercise of options and warrants prior to the closing.

                           Using the closing price of PhotoMedex on the day prior to signing the deal, this would put the value of the transaction at approximately 3.1 million. SLT's shareholders will own approximately 9% of the combined company's stock after the effective date of the merger.


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                           We will assume certain warrants approximating 90,000,
                           which will expire by year end and have strike prices between 7 dollars and 10 dollars. Any unexercised SLT options will expire at the date of the merger. SLT's book value is approximately 7 million dollars, which includes approximately 800,000 of bank debt net of its 2 million dollar cash deposit collateralizing the bank debt.

                           The process between here and closing will be the completion and filing of certain SEC documents and registration requirements together with an SLT shareholder meeting to vote on the transaction. It is anticipated that the transaction will close some time in December this year.

                           Although limited in what we are allowed to say, some of the major financial business points of SLT are as follows: SLT shares the same revenue model as PhotoMedex, PhotoMedex revenues on an annualized combined basis post-transaction nearly quadruple, putting us in the 15 million to 17 million dollar range, SLT's run rate for 2002 is in the 11 to 12 million dollar range with 85% of its revenue from recurring revenue sources and one to two million from laser sales both domestically and internationally.

                           There are some obvious synergistic integration savings that appear to be in the millions of dollars, without considering any impact on our current dual manufacturing locations. SLT has a manufacturing location in Montgomeryville, Pennsylvania and, as you know, we have one in Carlsbad, California.

                           Post-closing, PhotoMedex has the opportunity to cut its burn rate significantly and hence accelerate the road to cash flow break even. SLT adds much needed infrastructure in field support, as well as 20 years of experience in quality laser manufacturing located conveniently 20 minutes from our Pennsylvania offices. I'm going to turn it back to Jeff.

Jeff O'Donnell:            Thanks Dennis. PhotoMedex has spent the last three
                           years focused on developing the XTRAC laser system to be the standard of care for psoriasis, which now also addresses atopic dermatitis, vitiligo and leukoderma.

                           As you know, our business model calls for the placement of the laser at no initial cost to the dermatologist, and revenues are built on a per procedure fee. Reimbursement and reliability are the major issues PhotoMedex has been dealing with for the last year and a half.

                           The reimbursement process, as everyone has heard before, takes about a year and a half to complete. Although we now have over 50 private insurance companies paying for the procedure at an average of 150 dollars per treatment, we needed to get CPT codes (or common procedural terminology codes) approved for this procedure.

                           As you know, this has already been accomplished and passed onto the RUC Committee for application of economics to these new codes. The RUC Committee has met and, as announced on a previous conference call, it is our expectation that some time in November we will be advised that the economics have been assigned to three specific codes.

                           The first code is treating patients with under 250 square centimeters of disease. The second code is 250 square centimeters to 500. This de minimus psoriasis will probably be reimbursed at between 100 and 125 dollars per treatment. Our understanding is that this patient reimbursement for Medicare and Medicaid will also have a third code which is really our target market at 500 square centimeters or above and this reimbursement will be at approximately 150 dollars or more.

                           We also spent the last year and a half crystallizing the design of the XTRAC, taking a very temperamental product and making it extremely robust and very reliable.

                           We, as an organization believe that all things now are in place to launch the product. So with most of the heavy lifting done the company views itself as being well positioned in the vertical of dermatology, providing an excellent product, utilizing a shared revenue plan with the dermatologists, which provided a recurring revenue stream based on providing services to the company.

                           Now we can entertain opportunities that would provide us with accelerated growth in revenue, profits and infrastructure. We found Surgical Laser Technologies offered just that, and as well as an opportunity to build a presence in other medical procedures or verticals.

                           Their company has spent the last 2-1/2 years focused in the southeast section of the United States providing lasers to doctors' offices, surgi-centers and operating rooms and providing trained laser technicians or nurses to assist in the procedures, which include orthopedic, OBGYN, urology and general surgery.

                           The end result is that the healthcare facility increases its efficiencies and profits while our new company receives a fee per procedure to provide the use of the equipment and these services. 90% of the revenues from this company are recurring revenue dollars, either fee for service dollars or disposables used in these specific surgeries.

                                       5
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                           And as Dennis stated, only about 15% of the company
                           revenues are attributed to laser sales. So it fits and it fits like a glove. We view the new company as having a major franchise in dermatology, dermatologists' offices, surgical centers and hospitals, providing our various dermatological procedures on a shared revenue basis.

                           PhotoMedex has four FDA approved procedures with anticipated offshoots, and Surgical Laser Technologies adds five additional medical verticals with, again, general surgery, OBGYN, orthopedics, gastroenterology and urology.

                           We believe that this is the business model of the future for healthcare companies. We believe that over the next five years you will see many healthcare companies mimic this model. We believe that increasing efficiencies and profits in hospitals, by allowing them to outsource new technology and the human resources to operate that technology, we provide a very welcomed value proposition.

                           This acquisition is an important move for PhotoMedex and its shareholders. It is also a logical step in our growth and development. In addition, it is an excellent fit.

                           Surgical Laser Technologies has nearly 20 years experience in the manufacturing of lasers. I believe the integration process will be simple and quick and will allow us to streamline our development of these products and the roll out of our wide range of contract services in these various medical verticals.

                           I believe the merger reflects our conviction that in creating new procedures, partnering with these healthcare organizations and providing these procedures to patients at a reasonable cost will result in a very exciting and profitable company.

                           We believe that creating a whole that is greater than the sum of its parts is very worthy of this exercise. I'd like now to turn it over to Mike Stewart, the CEO of Surgical Laser Technologies. Mike.

Michael Stewart:           Thank you Jeff. Good afternoon and welcome to all of
                           you. I appreciate this opportunity to let you know how pleased we are at SLT to be joining forces with PhotoMedex and the opportunity to give you a brief description of SLT.

                           At SLT, we've worked hard to create what we believe is a somewhat unique approach to the healthcare market and believe we're building a very valuable methodology through the contract surgical procedures business that we started roughly two years ago with the acquisition of Surgical Innovations and Services.

                           We've learned quite a lot in that period of time how customers view our products and services and believe that, as Jeff mentioned earlier, that the contract services approach will be the business model of the future.

                                       6
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                           We've proven that doctors and hospitals will utilize
                           laser technologies if you eliminate the obstacles that they typically face in attempting to use them. We all know what these obstacles are. They are high capital costs, sometimes high disposable costs, high maintenance costs and just the overall complexity of utilizing these various types of technologies.

                           We know now that if these obstacles are eliminated, the technologies will be utilized and if you package those technologies in a program that's cost effective, customers are glad to be able to outsource those responsibilities.

                           To this point, we've been building this distribution model with lasers that have been effective in surgery over about a 15 year period, but for all the reasons I just mentioned, were not, prior to our ability to provide these services through SIS, being effectively utilized in the marketplace.

                           What PhotoMedex provides is the new technology of the XTRAC system, and we believe this product will be widely accepted and provide the capital resources needed to expand our services.

                           Since our founding as a company, we've been pioneers in providing high quality innovative laser technologies and disposable instruments and, more recently, contract services. I believe coupling these capabilities with PhotoMedex's technologies and capabilities will provide for an excellent and very capable new company.

                           I also believe, like I know Jeff does, that one plus one in this case will equal much more than two, and that we're going to create a very valuable new medical device company with the unique business model that will be very welcome in our customer base. Thank you for listening. I'll turn the call back over to Jeff at this time.

Jeff O'Donnell:            Thanks Mike. I'd like to open it up for questions at
                           this time.

Operator:                  Thank you sir. Today's question and answer session
                           will be conducted electronically. If you'd like to place yourself in queue to ask a question, please press star one on your touchtone telephone. Once again, that is the star key followed by the digit 1 to place yourself in queue to ask a question. We'll pause for just a moment so everyone has a chance to signal.

                           And first we have a question from Eric Petersen with
UCP Research.

Eric Petersen:             Hi Jeff.

Jeff O'Donnell:            Hi Eric.

Eric Petersen:             Does SLT make their own fibers and cables? Is that
                           something that you -- I believe you outsource that now. Could you in source that?


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Jeff O'Donnell:            Mike.

Michael Stewart:           Yes we do. We don't draw fiber but we buy fiber and
                           then -- and make all of the disposable delivery systems that we utilize ourselves.

Eric Petersen:             Okay, thanks.

Jeff O'Donnell:            Thanks Eric.

Operator:                  And just a reminder, it is star one for a question or
                           a comment. Next we'll go to John Gibbons with Odin
                           Partners.

John Gibbons:              Hi, could you just tell me -- I'm not that familiar
                           with this STLI -- could you just tell me a little bit about the balance sheet, what the company looks like financially since, you know, PhotoMedex is not the world's most financially secure company?

Jeff O'Donnell:            Yeah, Mike, do you want to take care of that?

Michael Stewart:           Sure. This is Mike Stewart. The balance sheet of the
                           company is actually, for the stage that we're in, I think, fairly strong. We have a 2 million dollar cash balance, but that cash balance is pledged to the bank in return for a 3 million dollar line of credit.
                           We're at about 2.7 million dollars borrowed against that line.

                           We have a receivable position of about 1.8 million dollars, inventories of about 3.2, current liabilities of about 2 million and then that 2.7 million dollars in debt, and are operating at about a cash flow break even.

John Gibbons:              When does that line of credit expire?

Michael Stewart:           June 2004.

John Gibbons:              Great, thank you very much.

Jeff O'Donnell:            Next question.

Operator:                  We'll take a question from Greg Berlacher with
                           Emerging Growth Equities.

Jeff O'Donnell:            Hi Greg.

Michael Stewart:           Good afternoon Greg.

Greg Berlacher:            Hi guys, how are you doing?

Jeff O'Donnell:            Great.


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Greg Berlacher:            Can you give me a little sense for distribution and
                           sales and how the two organizations, assuming the merger does take place, how many sales people are going to be involved and is it going to be one guy and/or gal having numerous products and services to offer? Just give me a sense for that.

Jeff O'Donnell:            Sure Greg. This is Jeff. Right now, SLT has a direct
                           organization. They created the template down in the southeastern part of the United States where they tried this services business. Their goal was to try it, grow it and then obviously duplicate it throughout the country.

                           The company has a direct organization down there with about 50 people from Atlanta down to Florida and in that section, and so we're real excited about having the ability to leverage that kind of an infrastructure.

                           Secondarily, they have a rep organization like a hybrid rep organization to sell their lasers. And as you know, we have one sales rep down there. So we look at the distribution network as with the new company being much more efficient, much larger and really one person calling on the customers.

Greg Berlacher:            Great, thank you.

Operator:                  And once again star one for questions at this time.
                           We have a follow up question from John Gibbons with Odin Partners.

John Gibbons:              This is a question for Dennis. Dennis, you alluded to
                           integration savings exclusive of the plant consolidations. Have you put some tentative numbers on it?

Dennis McGrath:            The only thing I can report, we need to be limited in
                           the amount of disclosure at this point until that process is fully completed, but it exceeds 1 million dollars.

John Gibbons:              Great, thank you very much.

Jeff O'Donnell:            Next question.

Operator:                  Next question from Wilson Jaeggli with Southwell
                           Partners.

Jeff O'Donnell:            Hi Wilson.

Wilson Jaeggli:            Hey guys, how have you been?

Jeff O'Donnell:            Great.

Wilson Jaeggli:            Congratulations here. This is intriguing. S-4, when
                           do you think that will be filed please?


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Jeff O'Donnell:            We're hopeful that we will file it within the next
                           two weeks. There are some additional processes and procedures that we need to go through and we're hopeful that we can file it as quickly as possible.

Wilson Jaeggli:            You've reached a definitive agreement. Have both
                           boards agreed to this definitive agreement, the merger?

Jeff O'Donnell:            Yes they have.

Wilson Jaeggli:            And what kind of tie up do we have on SLTs
                           stockholders?

Dennis McGrath:            Fifteen percent of their shareholders have signed an
                           agreement voting for this transaction.

Wilson Jaeggli:            Okay.

Wilson Jaeggli:            All right, thank you very much.

Jeff O'Donnell:            Thanks Wilson.

Operator:                  And a follow up question from Eric Petersen with UCP
                           Research.

Eric Petersen:             Yeah, I just want to clarify one thing. This 2
                           million dollar cash deposit, you said it was -- did I mishear that it's a 2 million dollar bank line? I thought it was five million. I'm not sure.

Michael Stewart:           Yeah, the bank line is for three million.

Eric Petersen:             Three million, okay.

Michael Stewart:           Two million of cash collateralizing that line.

Eric Petersen:             Okay, I got you.  Thanks a lot.

Jeff O'Donnell:            You're welcome.

Operator:                  And once again, star one for question or comment. We
                           have a follow up question from Greg Berlacher.

Greg Berlacher:            Sorry guys, I meant to ask this too. I noticed on a
                           quarterly basis, it looked to me like you were more than cash -- this is SLTI now -- they were more than cash flow break even and actually they looked fairly cash flow positive to the tune of 100 to 150,000 per quarter. Could I get you guys to kind of address that?

Michael Stewart:           Sure, that's true. We are cash flow positive. EBITDA
                           is positive, cash flow is positive. That's just my conservatism looking at, you know, 100 to 150,000 not being tremendously cash flow positive at this point.
                           I think that will change with this combination because of the consolidation effects and we will become more significantly cash flow positive.

Greg Berlacher:            Right. Okay, I just wanted to make sure my -- what I
                           was looking at was correct. Thank you.

Michael Stewart:           You're welcome.

Jeff O'Donnell:            Thanks Greg.

Michael Stewart:           Thank you.

Operator:                  Steve Emerson with the Emerson Investment Group.

Steve Emerson:             Yes, congratulations.

Jeff O'Donnell:            Thank you Steve.

Steve Emerson:             Could you perhaps give us a better, if you can,
                           flavor of what would be what you'd call the immediate cash flow savings and what might be available as an objective, let's say over six months?

Dennis McGrath:            We're really limited in the amount of disclosure that
                           we can provide at this point in time, Steve, and consequently, the discussion that I outlined in my opening remarks is about the extent that I can provide at this point in time. There are further layers of analysis we need to go forward on before a plan is laid out. We'll give greater guidance as to what the upcoming quarters for the combined entities will be in our normal quarterly conference call that'll be scheduled probably the first week of November.

Steve Emerson:             Okay. And you did mention you had I believe two
                           million of cash, which is securing a 3 million dollar line. What free cash do you have other than the 300 grand on your bank line, do you have available or do you have that might be used immediately for the combined company?

Michael Stewart:           Just the cash flow that we generate from operations.

Steve Emerson:             Okay.

Dennis McGrath:            That and approximately 1.6 million in receivables
                           that are always in terms and turn over rather quickly.

Michael Stewart:           Yes.

Steve Emerson:             What's the DSO's on those receivables?

Mike Stewart:              About 45 days.

Steve Emerson:             Excellent.  Thank you very much.

Jeff O'Donnell:            Thanks Steve.

Dennis McGrath:            Thanks Steve.

Operator:                  We'll take a question from Calvin Hori with Hori
                           Capital.

Calvin Hori:               Hi guys.

Jeff O'Donnell:            Hi Calvin.

Calvin Hori:               Can you realize any manufacturing synergies for the
                           lasers between the two companies?

Jeff O'Donnell:            Calvin, this is Jeff. I'm going to reiterate what
                           Dennis said. We've really been cautioned by our attorneys not to get into the specifics. There are obvious synergies and overlap from having two public companies.

Calvin Hori:               Well your excimer laser, does Surgical Laser also
                           have excimer lasers?

Jeff O'Donnell:            Surgical Laser Technologies has been manufacturing
                           many different lasers for the last 20 years and has the capabilities of manufacturing any laser but -- of any wavelength -- but we at PhotoMedex have been focused and focused like a bullet in flight in crystallizing the design of an excimer laser.

                           I do not believe that that excimer laser should have a technology transfer at this time but obviously it could at some time. So right now the synergies and the savings are all focused on public company overlap and the fact that we'll have one big and efficient sales force pushing these products to the market.

Calvin Hori:               Okay, great.  Thanks.

Jeff O'Donnell:            Thanks.

Operator:                  And as a reminder it is star one for a question. It
                           appears we have no more questions at this time so
                           I'll turn the call back over to Mr. O'Donnell for any closing remarks.

Jeff O'Donnell:            Okay, thank you very much. Well we wanted to give
                           everyone an opportunity to hear of our exciting news and ask questions and I'm sure there'll be more questions as we move forward.

                           I will summarize in saying that the XTRAC is ready and ready for launch and that we believe that the economic environment for reimbursement is being put in place at this time for us to launch it in the first quarter of 03.

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                           With that, it's obvious for the executives to look
                           for other services that fit our model, other medical products and other medical services that fit our model. I said before that SLT fits and I said before it fits like a glove and it really does.

                           The infrastructure that SLT brings to PhotoMedex is fantastic. Not only do they have infrastructure and facilities and talent to manufacture lasers, but they've got a sales organization that it would take a long time to build and would cost us a lot of money.

                           Their revenues, as Dennis said, we almost quadruple our revenues right away, we will cut our burn significantly and stay in the fee for service business, which again, as we said in the previous remarks, that we believe it's the business model for the future and we believe that people will realize this and mimic it but it does provide an excellent service to all healthcare organizations providing better efficiencies, allowing them to outsource the products and the human resources to provide those surgical procedures to their patients.

                           Thanks for listening. If you need to get in touch with Mike Stewart or Dave Woodward, you can call them at Surgical Laser Technologies. If you need to get in touch with Dennis McGrath or myself, you can call us at PhotoMedex. Thank you.

Michael Stewart:           Thank you.

Operator:                  This does conclude today's conference call. You may
                           now disconnect.


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